INTERIORS

Max Munn
Chairman, President                            Telephone (914) 665-5400 ext. 801
and Chief Executive Officer                             Facsimile (914) 665-5469

January 18, 2001

Via EDGAR
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

   Re:   Withdrawal of Registration Statement and Amendment (File No. 333-63207)
         -----------------------------------------------------------------------

Dear Sir or Madam:

      On behalf of Interiors, Inc., a Delaware corporation, I hereby request the withdrawal of the above referenced Registration Statement pursuant to Rule 477 of the Securities Act of 1933, as amended. To the best of my knowledge, no securities have been sold and no securities will be sold pursuant to the Registration Statement. The Registration Statement is being withdrawn because it is no longer required pursuant to registration rights agreements with selling shareholders.

                                 Very truly yours,

                                 INTERIORS, INC.


                                 By: /s/ Max Munn
                                     ------------
                                         Max Munn
                                         Chairman, President and Chief Executive
                                         Officer

                                 INTERIORS, INC.
                  320 WASHINGTON STREET MOUNT VERNON, NY 10553
                        TEL 914.665.5400 FAX 914.665.5469